MAYER
BROWN
ROWE
& MAW

Mayer, Brown, Rowe & Maw LLP
1675 Broadway
New York, New York 10019-5820

Main Tel (212) 506-2500
Main Fax (212) 262-1910
www.mayerbrownrowe.com

Sharon N. Purcell
Direct Tel (212) 506-2604
Direct Fax (212) 849-5604
spurcell@mayerbrownrowe.com

June 25, 2004

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re: Schwarz Pharma AG (File No. 82-4406)

By UPS

Dear Sir or Madam:

Enclosed herewith is the following document, furnished on behalf of Schwarz Pharma AG (File No. 82-4406) (the "Company"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

1. Press Release, dated June 25, 2004.

This information is being furnished under paragraph (b)(1)(iii) of Rule 12g3-2, with the understanding that such information will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Securities Exchange Act of 1934.

Please do not hesitate to contact me at 212-506-2604 in connection with this matter. Thank you for your assistance.

Sincerely,

Sharon N. Purcell

Encl

cc: Sylvia Heitzer
Schwarz Pharma AG
Philip O. Brandes
Reb D. Wheeler

dlo 7/7

File No. 82-4406

NEWS

SCHWARZ PHARMA

From:	Antje Witte	CORPORATE COMMUNICATIONS
Tel:	+49 2173 48 1866	Alfred-Nobel-Strasse 10
Fax:	+49 2173 48 1856	40789 Monheim, Germany
E-mail:	antje.witte@schwarzpharma.com	Internet: www.schwarzpharma.com

June 25, 2004

SCHWARZ PHARMA Settles Litigation in the U.S.

The legal disputes between SCHWARZ PHARMA's KUDCo, Mylan and related parties have been settled, eliminating legal uncertainties with regard to generic omeprazole. SCHWARZ PHARMA is confirming its outlook for 2004.

SCHWARZ PHARMA announced today that the legal disputes between its wholly owned affiliate KUDCo and Mylan Pharmaceuticals Inc. and Esteve Quimica S.A. have been fully settled. The settlement involves a payment from KUDCo to Mylan and Esteve and resolves any claims with regard to both side's proton pump inhibitor formulation patents on a world-wide basis.

Due to the positive business development, SCHWARZ PHARMA's outlook for fiscal year 2004 remains unchanged at a sales volume of €800-850m and a marginal net income.

SCHWARZ PHARMA's Chairman Patrick Schwarz-Schuette commented: "After careful consideration we have decided to settle this dispute with Mylan Pharmaceuticals and Esteve Quimica. With this settlement we eliminate legal risk with its uncertainties and avoid long lasting multiple legal proceedings concerning KUDCo's generic omeprazole. It frees up substantial management time and resources which allows us to focus entirely on the implementation of our strategic goals. Going forward we are on our way to bring additional U.S. specialty products to the market and we are well on track with our pipeline development expecting new data for restless-legs-syndrome and epilepsy in the next quarter."

SCHWARZ PHARMA develops innovative drugs with the focus on neurology and urology. There are currently seven projects in clinical development. Submission of approval applications for the Parkinson patch with the compound rotigotine for the treatment of Parkinson's disease is planned for the third quarter of 2004. Harkoseride to treat epilepsy and neuropathic pain and fesoterodine for the treatment of urinary incontinence are currently in the last development phase, phase III.

Omeprazole is sold in the U.S. for the treatment of gastric/duodenal ulcers, gastro-esophageal reflux disease (GERD) and erosive esophagitis. KUDCo's product is a bioequivalent generic version of AstraZeneca's anti-ulcer drug Prilosec®.

KUDCo (Kremers Urban Development Company) is the wholly owned U.S. generic drug business of SCHWARZ PHARMA Inc., U.S.A.
SCHWARZ PHARMA AG (headquartered in Monheim, Germany) develops and markets innovative drugs for unmet medical needs with focus on neurology, urology and cardiovascular diseases. The company is investing in development projects targeting diseases such as Parkinson's disease, Restless Legs Syndrome, epilepsy, neuropathic pain, overactive bladder syndrome and benign prostatic hyperplasia. The company has a strong international presence with subsidiaries in Europe, USA and Asia. Shares of SCHWARZ PHARMA AG are traded on the Frankfurt and Duesseldorf stock exchanges.

For more information, please see our website: www.schwarzpharma.com
Corporate Communications: Antje Witte, Tel: +49 2173 48 1866